Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

arogers@fulbright.com direct dial: (713) 651-5421	telephone: facsimile:	(713) 651-5151 (713) 651-5246
August 4, 2006
BY EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Cal Dive International, Inc. Registration Statement on Form S-1 File No. 333-134609
Ladies and Gentlemen:
     On May 31, 2006, Cal Dive International, Inc. (the “Company”) filed its Registration Statement on Form S-1 (the “Form S-1”) relating to the initial public offering of shares of its Common Stock. On July 7, 2006, the Company filed its Amendment No. 1 to the Form S-1 responding to the Staff’s comments provided by letter dated June 30, 2006. By letter dated July 25, 2006, the Company has received the Staff’s additional comments relating to the Form S-1 (the “Comment Letter”).
     In response to the Comment Letter, the Company has filed Amendment No. 2 to the Form S-1 (the “Amendment”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments. In addition, we note to the Staff that the Company has included for the first time its financial information for the six months ended June 30, 2006 in the Amendment.
General
1. We note your response to comments 12 and 13. Please note that the comments’ intent was to elicit objective third-party support for the listed statements. Please ensure that you provide such support with your next amendment.
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Securities and Exchange Commission
August 4, 2006

     Response: We have provided supplementally to the Staff information gathered by the Company from objective third-party sources to support the statements referenced in comments 12 and 13 of the prior comment letter.
2. We note that the principal use of the proceeds will be to make a dividend distribution to Helix. Please revise your disclosure to make that intent evident and to disclose the exact amount that will be distributed to Helix. Also, consistent with Item 504 of Regulation S-K, please specify the purpose for which you will use those proceeds that you intend to retain.
     Response: Helix and the Company have decided that all of the proceeds of the offering will be distributed to Helix. The cover page of the prospectus in the Amendment, page 5 of the Amendment and page 22 of the Amendment have been revised accordingly.
Risk Factors, page 10
3. We note footnote 1 under the capitalization table on page 23, where you disclose that you anticipate not having any cash or cash equivalents upon the closing of the offering, except for the amounts described in the Use of Proceeds section. In that section, you state that you expect to retain a nominal amount of the proceeds. Please discuss the risk of not having any significant cash to fund your operations after consummation of the initial public offering.
     Response: As further described in footnote 1 on page 23 and in the Company’s Liquidity disclosure on page 41, after consummation of the offering, the Company expects to have sufficient operating cash flow and availability under its revolving credit facility to fund its needs for the next year. Because the Company believes that it has sufficient cash to fund its operations after consummation of the initial public offering, the Company does not believe this to be a risk that needs to be disclosed.
The terms of our arrangements with Helix may be more favorable than we will be able to obtain from an unaffiliated third party, page 17
4. It is not clear to the staff why the facts described in the risk factor’s subheading and text represent a risk. Please recast the subheading and the text to describe the risk associated with the facts described.
     Response: The heading and the text of the risk factor have been revised on page 17 of the Amendment to clarify the risk that following expiration of our arrangements with Helix, we may not be able to replace such services on comparable terms.
Unaudited Pro Forma Combined Statement of Operations, page 26
5. We note that in response to prior comment 25, you revised your disclosure in footnote (2) on page 27 to explain that the Acergy financial statements for the fiscal year ended November 30, 2005 reflect 11 months of operations related to the assets acquired by you on

Securities and Exchange Commission
August 4, 2006

November 1, 2005. However, the Acergy statements of revenue and direct operating expenses on page F-32 are similarly labeled, suggesting the activity covers the 12 months ended November 30, 2005. Since the amounts correspond to those shown in your pro forma presentation, which you describe as covering only 11 months, further revisions appear to be necessary. Ordinarily, financial statements of a business acquired should not extend beyond the date of acquisition, which is November 1, 2005 for Acergy.
     Therefore, it appears you would need to either correct the labeling of the financial statements to be consistent with your response to prior comment 25, or adjust the cutoff point utilized in preparing those financial statements to end just prior to your acquisition. We also note that Deloitte & Touche, having referenced the November 30, 2005 end point in the audit opinion, would likely need to make revisions in their report which are consistent with your response to this comment.
     Response: The Company has revised the disclosure in footnote 2 and 3 on page 27 to clarify that the Company acquired the Acergy IMR assets on November 1, 2005 while the DLB801 and Kestrel were acquired in January 2006 and March 2006, respectively. The annual audit period for Acergy ends on November 30th each year. As a result, the Acergy financial statements include the operations of the IMR assets for a period of eleven months from December 1, 2004 to November 1, 2005, the date the Company acquired these assets. The Company’s financial statements include two months of results of the IMR assets from the November 1, 2005 acquisition date to December 31, 2005, resulting in 13 months of operations when combined with the financial statements of Acergy. The adjustment eliminates the revenues and direct operating expenses for the IMR assets for December 2004 so that only 12 months of operations are reflected in the pro forma financial statements. No such adjustment to the revenues and direct operating expenses for the DLB801 and Kestrel has been made since the Acergy financial statements reflect 12 months of operations for these assets for the period December 1, 2004 to November 30, 2005.
Business, page 44
6. We note your response to comment 31 and the corresponding revisions. Please further revise to move the added disclosure to the forefront of this section.
     Response: The disclosure added in response to prior comment 31 has been moved to the beginning of the “Business” section on page 44 of the Amendment.
Financial Statements
7. We note that you have removed the “Cal Dive International, Inc.” labeling from the financial statements in response to prior comment 42. Any amendments to the registration statement prior to effectiveness should include some manner of identifying your financial statements. Based on your disclosures, it appears that “shallow water marine contracting

Securities and Exchange Commission
August 4, 2006

business of Helix Energy Solutions Group, Inc.” may be an appropriate label in the interim, prior to effectiveness.
     Response: The financial statements have been revised to add the requested label to the top of the financial statements on pages F-3 through F-31 of the Amendment.
Note 2 — Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-8
8. We note that in response to prior comment 43, you disclosed that you defer and amortize your fees and costs related to mobilization of equipment and personnel over the life of the contract term. Please further modify your disclosure to clarify whether “contract term” correlates with the period that begins with the commencement of contract service, differentiated from the period between entering into a contractual arrangement, through the mobilization period, before the commencement of services. It should be clear that no amortization occurs during periods of mobilization, if true. Alternatively, if amortization begins on the contract date, preceding the commencement of contract services, we will need to understand your rationale. Additionally, please expand your disclosure to explain the activities that typically characterize the period you refer to as “pre-operation mode before a contract commences”, as requested in prior comment 43; or explain to us why you believe this is no longer relevant disclosure. It should be clear how the accounting you describe compares to that required under paragraph 75 of SOP 81-1.
     Response: The Company has revised the disclosure under the heading “Revenue Recognition” on page F-8 to clarify that the Company defers and amortizes the fees and costs related to mobilization of equipment and personnel over “the period which contracted services are being performed” versus over the “contract term” because no amortization occurs during periods of mobilization. The additional disclosure coupled with the added description of the typical costs incurred prior to the date on which contracted services are being performed at the contracted site is intended to clarify the Company’s accounting practice for such costs and to illustrate that the Company expenses all pre-contract costs, consistent with the guidance in paragraph 75 of SOP 81-1.
Exhibit 5.1
     9. We remind you that the legal opinion must be filed prior to effectiveness. We may need additional time to review the opinion upon its filing.
Response: A draft of the Exhibit 5.1 legal opinion has been filed with the Amendment.
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Securities and Exchange Commission
August 4, 2006

     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5421 or Martin F. Doublesin of this Firm at (713) 651-5128.

Very truly yours,
/s/ Arthur H. Rogers

Arthur H. Rogers

cc:	Tangela Richter, Branch Chief (Securities and Exchange Commission)
Lily Dang (Securities and Exchange Commission)
Karl Hiller, Accounting Branch Chief (Securities and Exchange Commission)
G. Kregg Lunsford (Cal Dive International, Inc.)
Richard D. Truesdell, Jr. (Davis Polk & Wardwell)